UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission File No. 001-02217

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

(Full title of the plan)

(Name of issuer of the securities held pursuant to the plan)

One Coca-Cola Plaza
Atlanta, Georgia  30313
(Address of the plan and address of issuer’s principal executive offices)

THE COCA-COLA COMPANY

THRIFT & INVESTMENT PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2011 and 2010

and for the Year Ended December 31, 2011

with Report of Independent Registered Public Accounting Firm

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2011 and 2010

and for the Year Ended December 31, 2011

To The Coca-Cola Company

Benefits Committee

The Coca-Cola Company

Atlanta, Georgia

Report of Independent Registered Public Accounting Firm

We have audited the accompanying statements of net assets available for benefits of The Coca-Cola Company Thrift & Investment Plan (the “Plan”) as of December 31, 2011 and 2010 and the related statement of changes in net assets available for benefits for the year ended December 31, 2011.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010 and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ BANKS, FINLEY, WHITE & CO.

College Park, Georgia

June 28, 2012

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011
	(Note 1)	2010
ASSETS

Investments (Notes 3, 4 and 5):
Plan interest in the Coca-Cola Refreshments Defined Contribution Plans Master Trust	$1,543,738,610	$—
Common stock of The Coca-Cola Company	958,106,740	933,648,768
Mutual funds	308,309,056	614,318,635
Collective trust funds	—	252,217,774
Money market funds	—	15,417,761

Total investments	2,810,154,406	1,815,602,938

Receivables:
Participant loans	113,437,001	21,797,007
Participant contributions	2,054,302	—
Employer contributions	739,752	—
Accrued interest	125,593	125,256
Due from broker for securities sold	—	527,696

Total receivables	116,356,648	22,449,959

Cash	585,290,665	—

Net assets reflecting all investments at fair value	3,511,801,719	1,838,052,897

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(11,700,693)	—

Net assets available for benefits	$3,500,101,026	$1,838,052,897

Refer to Notes to Financial Statements.

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Additions to net assets:

Investment income:
Net appreciation in fair value of investments	$19,366,252
Dividend income from common stock	26,051,424
Interest and dividend income	20,163,400

Total investment income	65,581,076

Interest from participant loans	765,616

Contributions:
Employer	24,734,359
Participants	71,722,442
Participant rollovers	3,356,166

Total contributions	99,812,967

Total additions	166,159,659

Deductions from net assets:

Distributions to participants	160,261,938
Administrative expenses	47,454

Total deductions	160,309,392

Net increase in net assets before transfers	5,850,267
Transfers related to plan mergers (Note 1)	1,656,197,862

Net increase in net assets available for benefits	1,662,048,129

Net assets available for benefits, beginning of year	1,838,052,897

Net assets available for benefits, end of year	$3,500,101,026

Refer to Notes to Financial Statements.

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2011 and 2010

Note 1 — Description of Plan

The following description of The Coca-Cola Company Thrift & Investment Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan was originally adopted effective July 1, 1960 and was amended and restated effective January 1, 2010. The Plan is a defined contribution pension plan covering employees of The Coca-Cola Company and its participating subsidiaries (the “Company”), with the exception of employees represented by bargaining units which have not negotiated coverage and others listed in the Plan document. Eligible employees may begin participating in the Plan upon hire with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Plan Mergers

On December 31, 2011, the following defined contribution plans sponsored by the Company were merged into the Plan. As a result, the Statement of Changes in Net Assets Available for Benefits reflects the corresponding net assets transferred into the Plan as of December 31, 2011:

Name of Plan	Investments and Cash	Participant Loans	Total Assets

Coca-Cola Refreshments Matched Employee Savings and Investment Plan	$1,532,037,917	$89,089,202	$1,621,127,119
Odwalla Inc. 401(k) Plan	17,358,248	1,029,576	18,387,824
The Philadelphia Coca-Cola Bottling Company 401(k) Plan	16,015,254	667,665	16,682,919
	$1,565,411,419	$90,786,443	$1,656,197,862

More detailed information regarding the financial activity of the respective plans for the year ended December 31, 2011 as well as note disclosures may be found in separately issued financial statements for each of the respective plans.  Following the mergers, effective January 1, 2012, the Plan’s name was changed to The Coca-Cola Company 401(k) Plan and changes were made to certain provisions of the Plan.  Unless otherwise specified, all descriptions of the Plan included herein are of the provisions in effect prior to the mergers.  See Note 9.

Administration

The Plan is administered by The Coca-Cola Company Benefits Committee (the “Committee”) which, as Plan Administrator, has substantial control of and discretion over the administration of the Plan.  Bank of America, N.A. was the trustee of the Plan (the “Trustee”) through December 31, 2011.  See Note 9.

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 1 — Description of Plan (Continued)

Contributions

The election to contribute to the Plan by employees (“Participants”) is voluntary. Participant contributions are in the form of payroll deductions with the Company making a matching contribution during 2011 equal to 100% of the first 3% of compensation contributed by a Participant each payroll period, subject to certain limitations imposed by the Internal Revenue Code (the “Code”). All Company contributions are initially invested in the common stock of The Coca-Cola Company.  Participants may redirect all or any of these Company contributions into other investment options in the Plan.

In 2011, participants were able to contribute to the Plan with “Before-Tax” dollars and/or “After-Tax” dollars. “Before-Tax” contributions are not subject to current federal income taxes but are subject to Federal Insurance Contributions Act (“FICA”) taxes. “Before-Tax” and “After-Tax” contributions are limited in total to 25% of compensation, subject to certain limitations. For 2011, the maximum “Before-Tax” annual contribution amount under the Code was $16,500.

Participants who are age 50 or older by the end of the year may make additional “Catch-Up” contributions with “Before-Tax” dollars provided certain Plan or Internal Revenue Service limits have been met. For 2011, the maximum “Catch-Up” contribution amount was $5,500.

All contributions are paid to the Trustee and are invested as directed by Participants and the Company. Participants may direct their contributions into a money market fund, common stock of The Coca-Cola Company, collective trust funds and mutual funds with various investment objectives and strategies. Participants are allowed to roll over account balances from a previous employer’s tax-qualified retirement plan or Individual Retirement Accounts into the Plan.

Vesting

Participants are immediately vested in their salary deferral contributions and related earnings, while vesting in Company contributions and related earnings is based on a graduated schedule over a three-year period as follows: 33% after one year of service; 67% after two years of service; and, 100% after three years of service.

Forfeited Accounts

Forfeited amounts are generally used to reduce employer contributions or pay administrative expenses of the Plan. The forfeited account balances were approximately $144,000 and $860,000 as of December 31, 2011 and 2010, respectively. The Plan used approximately $957,000 of forfeitures to reduce employer contributions and approximately $50,000 to pay administrative expenses during 2011.

Valuation of Participant Accounts

Participant account balances are valued based upon the number of shares of each investment credited to Participant accounts. Shares are revalued on a daily basis to reflect earnings and other transactions. Shares of common stock of The Coca-Cola Company are revalued on a daily basis to reflect changes in fair value. Participant accounts are updated on a daily basis to reflect transactions affecting account balances.

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 1 — Description of Plan (Continued)

Participant Loans

Participants may borrow from their account balances subject to certain limitations. Participant loans may be taken from a combination of “Before-Tax,” “After-Tax,” and “Rollover” account balances. The following applies to Participant loans:

(a)         The maximum amount that a Participant may borrow is the lesser of 50% of their account balance or $50,000. The $50,000 maximum is reduced by the Participant’s highest outstanding loan balance on any loans during the preceding 12 months.

(b)         The minimum loan amount is $1,000.

(c)          The loan interest rate is the prime rate as published in The Wall Street Journal on the business day prior to the day the loan is requested.

(d)         The loan repayment period is limited to five years for a general purpose loan and 15 years for a loan used to purchase or build a principal residence.

Employee Stock Ownership Plan

The portion of the Plan invested in common stock of The Coca-Cola Company is designated as an employee stock ownership plan (“ESOP”) within the meaning of Code Section 4975(e)(7). Participants invested in common stock of The Coca-Cola Company may elect to receive their entire dividend amount as a cash payment made directly to them rather than have the dividend amount reinvested in their Plan account. The total amount of dividends paid directly to Participants was $2,689,305 during 2011. These dividends are included in Dividend income from common stock and Distributions to participants on the Statement of Changes in Net Assets Available for Benefits.

Payment of Benefits

Upon retirement, termination or disability, Participants may elect to receive payment from the Plan in a lump-sum distribution, installments or in partial payments (a portion paid in a lump sum, and the remainder paid later). Participants may elect in-service distributions from After-Tax account balances, or after attaining age 59½ from all vested account balances. Participants may elect to receive payment of the portion of their accounts invested in common stock of The Coca-Cola Company in shares rather than cash (“in-kind distributions”).

Plan Termination

The Company, by action of the Committee, reserves the right to, at any time and for any reason, terminate the Plan or completely discontinue contributions to the Plan.  The Plan shall be terminated or contributions shall be discontinued by a written instrument approved by the Committee by resolution.

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 1 — Description of Plan (Continued)

In the event of the Plan’s termination, if no successor plan is established or maintained, lump-sum distributions shall be made in accordance with the terms of the Plan as in effect at the time of the Plan’s termination or as thereafter amended.  To the extent any Trust assets represent amounts allocated to a Code Section 415 suspense account, such amounts may revert to the Employer.  The Plan Administrator’s authority shall continue beyond the Plan’s termination date until all Trust assets have been liquidated and distributed.

Note 2 — Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to make estimates that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

Valuation of Investments

The Plan’s investments are stated at fair value in accordance with Accounting Standards Codification Topic 820 “Fair Value Measurements and Disclosures” (ASC 820).  See Notes 3 and 6 for fair value measurements.

Participant Loans Receivable

Participant loans, which are classified as receivables, are stated at the unpaid principal balance plus any accrued but unpaid interest.

Investment Transactions and Income

Investment transactions are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest is recognized on an accrual basis.  Brokerage commissions on purchases and sales of common stock are considered transaction costs and are recorded as an increase to the cost basis of shares purchased and/or reduction of proceeds on a sale of shares. The net appreciation or depreciation in fair value of investments consists of realized gains and losses and changes in unrealized gains or losses of these investments during the year.  Realized gains and losses on investments are determined on the basis of average cost. Unrealized gains or losses on investments are based on changes in the market values or fair values of such investments.

Payment of Benefits

Distributions to participants are recorded when payment is made. In-kind distributions are recorded based on the market value of the shares at the date of distribution.

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 2 — Summary of Significant Accounting Policies (Continued)

Reclassifications

Certain amounts have been reclassified in the prior year financial statements to conform to the current year presentation.

Administrative expenses

Certain administrative expenses were paid by the Plan, as permitted by the Plan document. All other administrative expenses were paid by the Company.

Note 3 — Fair Value Measurements

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  ASC 820 also established a fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

• Level 1 —	Quoted prices in active markets for identical assets or liabilities.

• Level 2 —

Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

• Level 3 —

Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The fair values of investments as of December 31, 2011 and 2010 are summarized in the tables below:

December 31, 2011:	Level 1	Level 2	Level 3	Total
U.S. equity securities:
Company common stock	$958,106,740	$—	$—	$958,106,740
Mutual funds	308,309,056	—	—	308,309,056
	$1,266,415,796	$—	$—	$1,266,415,796

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 3 — Fair Value Measurements (Continued)

December 31, 2010:	Level 1	Level 2	Level 3	Total

U.S. equity securities:
Company common stock	$933,648,768	$—	$—	$933,648,768
Collective trust funds	—	123,416,406	—	123,416,406
Mutual funds	271,601,044	—	—	271,601,044

International equity securities:
Mutual funds	134,852,368	—	—	134,852,368

Allocation funds:
Mutual funds	75,615,826	—	—	75,615,826

Fixed income securities:
Collective trust funds	—	128,801,368	—	128,801,368
Mutual funds	132,249,397	—	—	132,249,397

Money market funds	—	15,417,761	—	15,417,761
	$1,547,967,403	$267,635,535	$—	$1,815,602,938

The investment in common stock of The Coca-Cola Company is valued at the closing price per share on the New York Stock Exchange and is classified as Level 1.

The investments in mutual funds are valued at the publicly quoted net asset value (“NAV”) of the funds.  These funds are registered with the Securities and Exchange Commission under the Investment Company Act of 1940 and are actively traded.  These investments are classified as Level 1.

Collective trust funds are similar to mutual funds, with an investment manager and written investment objective, but are not open to the public.  Collective trust funds are formed by combining investments of institutional investors, such as pension plans, to result in cost savings over other investment structures such as mutual funds.  The Plan’s collective trust funds consist of an Equity Index Fund and a short-term bond fund.  The collective trust funds have no redemption restrictions or unfunded commitments.  The collective trust funds redemption frequency is daily and there is no redemption notice.  The Equity Index Fund’s objective is to match the performance of the S&P 500 Index before fund expenses.  The Equity Index Fund is valued based on NAV determined by the investment manager based on the fair value of the underlying assets net of liabilities divided by the number of outstanding units of the trust on its valuation date. The objective of the short-term bond fund is to preserve principal, maintain high liquidity and earn an appropriate market return.  The short-term bond fund is valued at NAV per unit of the trust.  The short-term bond fund’s underlying investments are valued at amortized cost, which approximates market value. The Plan’s collective trust funds are classified as Level 2.

Money market funds are stated at cost plus accrued interest, which approximates fair value.  The Plan’s money market funds are classified as Level 2.

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 3 — Fair Value Measurements (Continued)

The Plan’s valuation methods used to measure fair value of its investments may produce fair values that may not be indicative of a future sale, or reflective of future fair values.  The use of different methods to determine the fair value of investments could result in different estimates of fair value at the reporting date.

Note 4 — Investments

The fair value of individual investments that represented 5% or more of the Plan’s net assets as of December 31, 2011 and 2010 was as follows:

	2011	2010
Common stock of The Coca-Cola Company	$958,106,740	$933,648,768
Bank of America Retirement Preservation Trust	$—	$128,801,368
BlackRock Equity Index Fund	$—	$123,416,406
Plan interest in the Coca-Cola Refreshments
Defined Contribution Plans Master Trust	$1,543,738,610	$—

During the year ended December 31, 2011, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

Common stock of The Coca-Cola Company	$58,237,793
Mutual funds	(41,352,192)
Collective trust funds	2,480,651
Net appreciation in fair value of investments	$19,366,252

Note 5 — Transactions with Parties-in-Interest

During the year ended December 31, 2011, the Plan had the following transactions relating to common stock of The Coca-Cola Company:

	Shares	Fair Value
Purchases	1,291,037	$85,792,541
In-kind receipts	84,009	$5,878,139
Sales	1,141,399	$76,177,703
In-kind distributions	736,203	$49,272,799
Dividends received	N/A	$26,051,424

The Plan held the following investments in common stock of The Coca-Cola Company (excluding amounts held in the Master Trust):

	Shares	Fair Value
December 31, 2011	13,693,107	$958,106,740
December 31, 2010	14,195,663	$933,648,768

The Plan’s investments in the Retirement Preservation Trust are managed by the Trustee.  The Plan’s investments in the Basic Value Fund, Equity Index Fund, and Global Allocation Fund are managed by BlackRock, Inc., an affiliate of the Trustee, and, therefore, the transactions in these funds qualify as party-in-interest.

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 6 — Coca-Cola Refreshments Defined Contribution Plans Master Trust

As a result of the merger of the Coca-Cola Refreshments Matched Employee Savings and Investment Plan on December 31, 2011 (see Note 1), the Plan held investments in the Coca-Cola Refreshments Defined Contribution Plans Master Trust (the “Master Trust”) as of the merger date.  The Plan, along with similar retirement plans sponsored by Coca-Cola Refreshments USA, Inc., holds an interest in the Master Trust, whereby investments are held collectively for all plans by Mercer Trust Company (the “Trustee”). Each participating plan’s investment in the Master Trust is equal to the sum of its participant account balances in relation to total Master Trust investments.

The Plan’s interest in the net assets of the Master Trust was approximately 95.1% at December 31, 2011.  This was determined by comparing the Plan’s investment in the Master Trust to total net assets in the Master Trust.

The following table summarizes the net assets of the Master Trust as of December 31, 2011:

Common stock of The Coca-Cola Company	$22,469,626
Collective trust funds	1,117,398,173
Mutual funds	204,414,392
Self-directed brokerage accounts	19,269,307
Stable Value Fund at fair value	259,740,390
Investments at fair value	1,623,291,888
Liability for expenses payable	(346,026)
Stable Value Fund book valuation adjustment	(12,811,624)
Master Trust net assets	$1,610,134,238

The fair values of individual investments that represented 5% or more of the Master Trust’s net assets at December 31, 2011 are as follows:

JPMorgan SmartRetirement 2015 Fund	$82,055,957
JPMorgan SmartRetirement 2020 Fund	$173,719,917
JPMorgan SmartRetirement 2025 Fund	$180,430,642
JPMorgan SmartRetirement 2030 Fund	$165,391,652
JPMorgan SmartRetirement 2035 Fund	$102,213,697
JPMorgan SmartRetirement 2040 Fund	$90,039,563
Invesco Stable Value Fund	$259,740,390
SSgA S&P 500 Index Fund	$178,369,586

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 6 — Coca-Cola Refreshments Defined Contribution Plans Master Trust (Continued)

The Master Trust assets, measured at fair value on a recurring basis (at least annually) as of December 31, 2011, are as follows:

	December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U.S. equity securities:
Collective trust funds (A)	$178,369,586	$—	$178,369,586	$—
Mutual funds (B)	159,972,693	159,972,693	—	—
Common stock (C)	22,469,626	22,469,626	—	—
International equity securities:
Mutual funds (B)	44,441,699	44,441,699	—	—
Fixed income securities:
Collective trust funds (A)	57,779,015	—	57,779,015	—
Other:
Stable value fund (D)	259,740,390		259,740,390	—
Retirement date funds (E)	881,249,572		881,249,572	—
Self-directed brokerage account investments (F)	19,269,307	19,269,307	—	—
Total Master Trust assets	$1,623,291,888	$246,153,325	$1,377,138,563	$—

(A)

The underlying investments held in the collective trust funds are actively managed fixed income investment vehicles that are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

(B)

Investments in mutual funds are valued at the publicly quoted net asset value of each fund. The total net asset value is calculated by multiplying the net asset value per share by the number of shares held as of the measurement date.

(C)	Investments in common stock are valued using quoted market prices multiplied by the number of shares owned.

(D)

The fair value of the wrapper contracts in the stable value fund is determined by using a replacement cost methodology, which calculates the present value of excess future wrap fees.  The underlying assets of the wrapper contracts (units of collective trust funds holding fixed income bonds) are calculated at the net unit value multiplied by the number of units held at the measurement date.

(E)	Investments in retirement date funds are valued at the net asset value per share multiplied by the number of shares held as of the measurement date.

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 6 — Coca-Cola Refreshments Defined Contribution Plans Master Trust (Continued)

(F)

Investments in self-directed accounts consist primarily of the following:  (1) common stocks and bonds, which are valued at the closing price reported on the active market on which the individual securities are traded; and (2) mutual funds, which are valued at the publicly quoted net asset value of each fund.  The total net asset value is calculated by multiplying the net asset value per share by the number of shares held as of the measurement date.

Invesco Stable Value Fund

The Invesco Stable Value Fund (the “Fund”) is a separate account which invests primarily in wrapper contracts (also known as synthetic guaranteed investment contracts) and cash equivalents. Contracts within the Fund are fully benefit-responsive and are therefore reported at fair value on the Statement of Net Assets Available for Benefits.

In a wrapper contract structure, the underlying investments are owned by the Fund and held in trust for Participants. The wrapper primarily represents a diversified portfolio of corporate and government bonds, and common/collective trusts. The Fund purchases a wrapper contract from an insurance company or bank.  The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Fund for the underlying investments). The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future crediting rate that is less than zero.

An interest crediting rate less than zero would result in a loss of principal or accrued interest. Wrapper contracts’ interest crediting rates are typically reset on a periodic basis.

The key factors that influence future interest crediting rates for a wrapper contract include:

•                  The level of market interest rates;

•                  The amount and timing of participant contributions, transfers and withdrawals into/out of the wrapper contract;

•                  The investment returns generated by the fixed income investments that back the wrapper contract and

•                  The duration of the underlying investments backing the wrapper contract.

Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they may have a material impact on the wrapper contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Plans’ Statements of Net Assets Available for Benefits as the “Adjustment from fair value to contract value for fully benefit-responsive investment contracts”.

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 6 — Coca-Cola Refreshments Defined Contribution Plans Master Trust (Continued)

If the adjustment from fair value to contract value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments. The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case.  If the adjustment from fair value to contract value figure is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments.  The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

All wrapper contracts provide for a minimum interest crediting rate of zero percent.  In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero.  This helps to ensure that participants’ principal and accrued interest will be protected.

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan.  If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments.

At December 31, 2011, fair value exceeded contract value. Contract value represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses.  The crediting interest rate of the investment contracts based on the interest rate credited to participants was approximately 2.8% at December 31, 2011.  Participants investing in the Fund are subject to risk of default by issuers of the wrapper contracts and the specific investments underlying the wrapper contracts.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The fair values of the underlying assets of the wrapper contracts and the adjustment to contract value for the Master Trust as of December 31, 2011 are as follows:

Fair value of the underlying assets of the wrapper contracts:
Short-term investment fund	$12,394,688
Pooled separate account	45,264,483
Common/collective trust funds	202,081,219
Fair value of the wrapper contracts	259,740,390
Adjustment from fair value to contract value	(12,811,624)
Contract value	$246,928,766

Note 7 — Risk and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participant account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

Note 8 — Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 25, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan was amended subsequent to receipt of the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Committee and the Company’s tax counsel believe the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believe the Plan, as amended, is qualified and the related trust is tax exempt.

U.S. generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan.  The financial statements effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2009.

Note 9 — Subsequent Events

Effective January 1, 2012, the Plan was renamed The Coca-Cola Company 401(k) Plan. The Plan Administrator replaced Bank of America, N.A. as trustee with Mercer Trust Company on this date and certain provisions of the Plan were amended.

The Company also amended and restated the Master Trust as of January 1, 2012 to include all qualified defined contribution plans sponsored by the Company and renamed the Master Trust to The Coca-Cola Company Master Trust for 401(k) Plans.

Plan management has evaluated material events and transactions that have occurred after December 31, 2011 and concluded that no additional subsequent events have occurred through June 28, 2012, the date the financial statements were issued, that require adjustment to or disclosure in these financial statements.

Note 10 — Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2011:

Net assets available for plan benefits per the financial statements	$3,500,101,026
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	11,700,693
Net assets available for plan benefits per Form 5500	$3,511,801,719

THE COCA-COLA COMPANY THRIFT & INVESTMENT PLAN

EIN:  58-0628465   PN: 002

Schedule H, line 4i — Schedule of Assets (Held at End of Year)

December 31, 2011

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate interest, collateral, par, or maturity value	(e) Current Value

	COMMON STOCK:

*	The Coca-Cola Company	Common Stock	$958,106,740

	MUTUAL FUNDS:

	Allianz NFJ	Small Cap Value Fund	51,051,642

*	BlackRock, Inc.	Basic Value Fund	34,916,695

*	BlackRock, Inc.	Global Allocation Fund	74,391,312

	Invesco	International Growth Fund	17,792,600

	Invesco	Van Kampen American Fund	10,580,414

	Pacific Investment Mgt. Co. (PIMCO)	Total Return Fund	84,293,846

	Thornburg Investment Management, Inc.	International Value Fund	35,282,547

	Total Mutual Funds		308,309,056

	PARTICIPANT LOANS:

*	Participants	Loans with interest rates ranging from 3.25% to 10.5%. Maturities through 2026.	113,437,001

	TOTAL ASSETS (HELD AT END OF YEAR)		$1,379,852,797

*	Party-in-interest

Note: Column (d) cost is not required for participant-directed investments.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, The Coca-Cola Company Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE COCA-COLA COMPANY
THRIFT & INVESTMENT PLAN
(now known as The Coca-Cola Company 401(k) Plan)
(Name of Plan)

By:	/s/ Susan M. Fleming
Susan M. Fleming
Chairperson, The Coca-Cola Company Benefits Committee

Date: June 28, 2012

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm